2013 SUMMARY ANNUAL REPORT

Company Profile

Meta Financial Group, Inc.® (MFG) is the holding company for MetaBank®, a federally chartered savings bank. MFG shares are traded on the NASDAQ Global Market® under the symbol "CASH."

Headquartered in Sioux Falls, South Dakota, MetaBank operates two distinct businesses: MetaBank, its traditional retail banking operation, and Meta Payment Systems®, its electronic payments division. The synergies between the two provide a unique business model for the company.

The traditional bank operates eleven retail branches in four market areas: Central Iowa; Northwest Iowa; Brookings, South Dakota and Sioux Empire, South Dakota. MetaBank offers traditional banking services designed to serve the needs of individual, agricultural and business depositors and borrowers.

Meta Payment Systems is recognized as a national leader in the electronic payment systems industry. It manages four primary product lines: prepaid cards, credit products, automated teller machine (ATM) sponsorship and electronic funds transfer (EFT) business. MPS provides financial options to underserved customers who do not qualify or choose not to use traditional banking services.

Meta's mission is to promote *financial inclusion for everyone*™. In 2013, MetaBank was recognized as one of the top five performing banks in the United States compared to other banks its size (*ABA Banking Journal*, 2013). Meta Payment Systems consistently ranks as one of the top two prepaid card issuers in the United States and has the largest "white label" ATM network in the nation.

MetaBank is a Member FDIC and an Equal Housing Lender.


META FINANCIAL GROUP, INC.
METABANK
RETAIL BANK
META PAYMENT SYSTEMS
NORTHWEST IOWA MARKET
CENTRAL IOWA MARKET
BROOKINGS MARKET
SIOUX EMPIRE MARKET

2013 Summary Annual Report and Forward-Looking Statements

MFG may from time to time make written or oral "forward-looking statements," including statements contained in its filings with the Securities and Exchange Commission ("SEC"), in its reports to shareholders, in this summary annual report and in other communications by the Company, which are made in good faith by the Company pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by words such as "may," "hope," "will," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential," "continue," "could," "future" or the negative of those terms or other words of similar meaning. You should read statements that contain these words carefully, because they discuss our future expectations or state other "forward-looking" information. These forward-looking statements include statements with respect to the Company's beliefs, expectations, estimates and intentions that are subject to significant risks and uncertainties, and are subject to change based on various factors, some of which are beyond the Company's control. Discussions of factors affecting the Company's business and prospects are contained in the Company's periodic filings with the SEC. The Company expressly disclaims any intent or obligation to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company or its subsidiaries.

Financial Highlights (Dollars in Thousands, Except Share and Per-Share Data) 2013 2012 2011 2010 2009AT SEPTEMBER 30 Total assets $ 1,691,989 $ 1,648,898 $ 1,275,481 $ 1,029,766 $ 834,777 Total loans, net 380,428 326,981 314,410 366,045 391,609 Total deposits 1,315,283 1,379,794 1,141,620 897,454 653,747 Total annual average deposits 1,395,152 1,214,233 979,199 835,968 701,386 Shareholders' equity 142,984 145,859 80,577 72,044 47,345 Book value per common share $ 23.55 $ 26.79 $ 25.61 $ 23.15 $ 17.97 Total equity to assets 8.45% 8.85% 6.32% 7.00% 5.67% FOR THE FISCAL YEAR Total interest income / noninterest income $ 94,479 $ 106,871 $ 96,550 $ 136,527 $ 116,695 Net interest income 36,022 33,734 34,312 33,090 27,819 Income (loss), net of tax 13,418 17,114 4,640 12,393 (1,463) Net income (loss) 13,418 17,114 4,640 12,393 (1,463) Diluted earnings (loss) per share: Net income (loss) $ 2.38 4.92 1.49 4.11 (0.56) Return on average assets 0.78% 1.22% 0.41% 1.22% -0.20% Return on average equity 9.36% 18.47% 5.71% 20.59% -3.13% Net yield on interest-earning assets 2.48% 2.56% 3.21% 3.43% 3.50% This summary annual report highlights information contained in MFG's Form 10-K for the year ended Sept. 30, 2013, and does not contain all of the information you should consider in making investment decisions with respect to MFG's common stock. You are urged to read the entire Form 10-K, including the consolidated financial statements and the related notes and the information set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Letter to Shareholders MFG's market capitalization rose from $67.2 million on March 31, 2012, to $230.7 million on Sept. 30, 2013, an impressive 243 percent increase in just 18 months. CONFIDENCE, CAPITAL AND COMPLIANCE A year ago, three areas of emphasis for Meta Financial Group (MFG) were introduced: Confidence, Capital and Compliance. I am pleased to report that the company has made substantial progress in all three, while generating improved core earnings and significant share price appreciation for our shareholders.  During fiscal 2013, investors expressed their confidence in MFG by purchasing additional shares during our successful at-the-market stock offering. Additional capital raised totaled $13.6 million during fiscal year 2013, after raising $47.4 million in capital the fiscal year prior. Higher capital levels provide the company with more options and more flexibility for growth. Additionally, the capital raise contributed to an improved float in MFG stock, which is also beneficial for our shareholders. Capital adequacy for banks is commonly analyzed among the investment and regulatory communities. MetaBank capital levels continue to meet and exceed all federal regulatory requirements to remain a well-capitalized institution. This allows MetaBank to grow. Our Tier 1 core capital to adjusted total assets was 9.4 percent on Sept, 30 compared to a well-capitalized requirement of 5.0 percent and our risk-based capital on Sept. 30 was 22.99 percent, compared to a well-capitalized requirement of 10.0 percent. Of particular satisfaction was the addition of MFG to the Russell 2000 index in June 2013 and MetaBank's national recognition as a top-performing bank. The American Bankers Association Banking Journal ranked MetaBank a top five performing bank among approximately 500 banks its size, and Bank Director magazine ranked MetaBank number seven in the nation for fee income. We have made noteworthy and significant investments during the past three years to: 1. Build a state-of-the-art compliance infrastructure, 2. Develop a comprehensive Business Enterprise Mapping (BEM) system and MetaPACT culture and 3. Add staff and develop systems to position our company for future growth. MetaBank's considerable investment in compliance and fraud reduction technology and expertise has become a competitive advantage for our company. We believe our compliance infrastructure, including enhanced Bank Secrecy Act (BSA) and Anti-Money Laundering (AML) technology, and a trained staff will add efficiencies and enhanced scalability in coming years. We believe these compliance efforts and our proprietary systems and related patents position us as an industry leader and create high competitive barriers to entry. Compliance investments notwithstand-ing, MetaBank completed a thorough Business Enterprise Mapping (BEM) initiative that will help to deliver a systematic, interconnected employee accountability structure. This structure drives more interaction and accountability throughout the organization by defining lines of ownership and communicating expectations of business units and departments. It also prepares us for quicker-to-market responses as we look toward future innovations. Moreover, synergies between MetaBank's Retail Bank and Meta Payment Systems (MPS) are growing. The obvious benefit of low-cost deposits from MPS is a direct complement to the Retail Bank's strong loan performance,META FINANCIAL GROUP 2013 SUMMARY ANNUAL REPORT as outlined in the financial highlights in the next section. With many expecting the national economy to modestly rebound and record-breaking low interest rates on the rise, MetaBank is in a favorable position to capitalize on its cost-of-funds advantage when interest rates rise and asset yields improve. MetaBank has further plans to benefit by increasing its Retail Bank lending volume and, over time, offering more credit products through MPS. These and other initiatives allow us to strategically align resources to position our company for future earnings growth and to positively impact both traditional bank customers and unbanked or underserved consumers.  In fact, MetaBank's mission has been clearly defined: to promote financial inclusion for everyone. What that means is that MetaBank is driven to meet both the underbanked and traditional banking customers' needs. With strong Retail Bank credit performance; more than 400 million prepaid cards issued on a national scale; an advanced BSA/AML technology system that captures buyer behavior patterns; and a strong network of business partners, we believe MetaBank's business outlook is favorable. Combine that with a growing demand for services and products for the underserved and the potential grows. In short, we believe MetaBank will do well by doing good.  FINANCIAL HIGHLIGHTS Net income totaled $13.4 million versus $17.1 million in fiscal 2013 compared to 2012. MFG experienced 56 percent growth in core earnings during fiscal 2013. Net core earnings were $16.8 million in fiscal 2013, up from $10.8 million in 2012. Fiscal 2013 net core earnings includes $3.7 million from MPS Partner Business Interruption, $0.6 million impairment on assets for sale related to a branch closure and $0.9 million tax impact. Fiscal 2012 net core earnings includes $1.5 million loss on redemption of Trust Preferred Securities, $11.4 million gain on Government National Mortgage Association security sale and $3.6 million tax impact. Fiscal year 2013 average assets grew to $1.7 billion, compared to $1.4 billion last year, driven primarily by MPS deposit growth. Average deposits of $1.4 billion were up $181 million, or 15 percent, from fiscal year 2012. Fiscal 2013 interest income grew to $39.0 million from $37.3 million last year. Total deposits were down for the year because Sept. 30, 2013, was a Monday, which is a low-deposit day of the week, while Sept. 30, 2012, was a Friday, which is a high-deposit day. MetaBank's loan portfolio grew 16 percent during the fiscal year, including more than 12 percent growth in the last quarter. We expect to continue to see robust loan growth from the Retail Bank, in addition to expanded credit offerings over time by MPS. Of course, loan growth is only as good as the quality of the portfolio. MetaBank's credit quality moved from strong to even better during fiscal 2013. Non-performing assets (NPA) were 0.05 percent of total assets at Sept. 30, 2013, compared to 0.16 percent at Sept. 30, 2012. This compares to an industry NPA average of more than 2.0 percent. Interest rates began rising during May and June, which will help us greatly going forward, given almost 90 percent of our deposits are non-interest-bearing. We believe we are well-positioned for an increasing interest rate environment, with anticipated In 2013, we recorded the second most profitable year, with the third highest earnings per share in the Company's history, even with a substantial increase in outstanding shares.

MetaBank's considerable investment in compliance and fraud reduction technology and expertise has become a competitive advantage for our company.

MetaBank Average Low-Cost Deposit Balances

In Millions


$545.0
$689.1
$848.6
$1,090.9
$1,265.7
'09
'10
'11
'12
'13

yields on the existing securities portfolio expected to increase in the range of 40 to 70 basis points based on the increases in rates earlier in the year and on current market rates. We began to see some benefit from higher rates and slower prepayment speeds in the mortgage-backed securities (MBS) portfolio in September, as expected. We expect to see more benefit throughout fiscal 2014.

▸ META PAYMENT SYSTEMS

Meta Payment Systems has long been recognized as a leader in the electronic payment systems industry and is consistently ranked as one of the top two prepaid card issuers in the nation (Nilson Report). MPS has 36 patents with more than a dozen more pending. It sponsors approximately 70 percent of U.S. "white label" ATMs and reached another significant milestone by issuing its 400 millionth prepaid card since its inception in 2005.

Additionally, MPS is recognized as an emerging leader in virtual cards for electronic settlements. Extensive work has been done as we expand this business.

The MPS segment recorded fiscal 2013 earnings of $8.4 million compared to $6.5 million for the 2012 fiscal year, an increase of 29 percent. MPS had an average of $1.1 billion in non-interest-bearing deposits in the 2013 fiscal fourth quarter. Average deposits for MPS increased by approximately $100 million, or about 10 percent, from the prior fiscal year. Overall cost of funds at MFG was 0.16 percent during the fourth quarter, down from 0.25 in the same quarter for 2012.

Equally impressive is Meta's broader role and leadership with national advocacy groups that promote financial inclusion and financial dignity. As one of the first banks to publicly adopt the Center for Financial Services Innovation (CFSI) guiding principals (embracing inclusion, building trust, promoting success and creating opportunity), MetaBank leaders have gone on to support the Global Financial Dignity Summit of Operation HOPE and the Underbanked Solutions Exchange facilitated by CFSI. Operation HOPE provides many tangible programs to people in need and works to measure and promote financial dignity and hope for our children. The bank is privileged to present at national forums on the importance of compliance oversight and works with law enforcement entities to identify and reduce fraudulent and terrorist threats.

▸ RETAIL BANKING

MetaBank's Retail Bank segment has been a fixture in Iowa and South Dakota communities for decades. With 11 branches in four markets, its strong community ties have built businesses, financed farms and established enduring friendships that have earned the bank a reputation as a solid financial institution that provides value-added products and services.

Today, the Retail Bank offers traditional banking services designed to meet the needs of individual, agriculture and business depositors and borrowers. New mobile channels were introduced this year, with adoption rates higher than the industry average within the first six months of being launched. Watch for MetaBank-branded apps and metabank.com website enhancements in the months ahead.

The Retail Bank recorded 2013 fiscal earnings of $5.9 million, compared to $11.0 million for fiscal 2012, due in part to net one-time gains of $6.3 million in 2012 and expenses of $0.5 million in 2013 related to a branch

4/5 META FINANCIAL GROUP 2013 SUMMARY ANNUAL REPORT

MetaBank Non-Performing Assets

As a Percentage of Total Assets


1.76%
0.94%
1.24%
0.16%
0.05%
'09 '10 '11 '12 '13

MetaBank's loan portfolio grew 16 percent in fiscal 2013 while its credit quality is significantly better than the industry average.

closure. Adjusting for these items, its 2013 core earnings totaled $6.4 million, a 37 percent gain over 2012 core earnings.

This year we closed one of our lower-performing retail branches in the Des Moines market. The expense savings will allow us to better allocate resources toward growth opportunities and enhance earnings. We will continue to focus on growing the Retail Bank channel in a cost-efficient manner.

We expect robust loan growth to continue moving forward thanks, in part, to a strong footprint and diverse loan customer base made up of consumer, mortgage, agriculture and commercial segments.

Equally important, the Retail Bank's credit quality is significantly better than the industry average, which has NPAs more than 2.0 percent compared to MetaBank at 0.05 percent. Recent trends continue to be favorable, with every credit quality metric improving for the year. Our fourth-quarter loan loss provision increase was entirely due to loan growth at the Retail Bank; charge-offs were minimal at $41,000 for the year.

MetaBank has put additional focus on simplifying the way we do business. Attention has been placed on our MetaPACT initiatives to further support performance, accountability, customers and training (PACT). That begins with the development and communication of the Retail Bank's strategic plan and continues with regular employee communication that highlights successes and areas of focus.

Two other critical drivers that get back to basics are 1) hiring the right people and putting them in the right position for success and 2) providing the right tools and products that empower MetaBank employees to provide extraordinary service. Ultimately, it is our people who drive the customer experience and carry out the Retail Bank vision: "Every customer leaves saying, 'I love my bank.'"

An indication that the Retail Bank is fulfilling its vision, our Net Promoter Score (NPS) is 49 and ranks higher than the financial industry average of 29. NPS is a widely accepted measure of customer satisfaction and loyalty. The higher your score, the higher probability you have healthy profits and will achieve greater organic growth through referrals and additional business from current customers.

INVESTMENT QUALITY

The securities portfolio is a solid earnings generator and remains high-quality and well diversified. The majority of the securities portfolio is held in MBS, all being guaranteed by U.S. Government instrumentalities or full faith and credit of the U.S. Government. Looking further, the MBS portfolio has diversified exposure to 30-, 20-, 15- and 10-year fixed-rate, pass-through pools made up of higher and lower coupons as well as adjustable-rate MBS.

Municipal securities are the second-largest exposure in the portfolio. These holdings enhance our company's earnings by providing higher tax effective yields and high credit quality. Constructing this portfolio was done with careful consideration to quality, diversity and earnings. We believe we are well-positioned for an increasing interest rate environment.

Rating agencies agree with our high-quality assessment of the municipal portfolio. When utilizing the Bloomberg composite rating, which is a blend of Moodys, S&P, Fitch and DBRS ratings, approximately 97 percent of holdings are AA- or AAA-rated. Diversity is exemplified by exposure to 41 of the 50 U.S. states, with more than 190 different ultimate borrowers. The remainder of the portfolio is rounded out by small holdings in corporate,

We believe that MetaBank will do well by doing good.

Deposit Sources


Money Markets: 3%
Savings: 1%
Certificates: 9%
Checking: 87%

2012


Money Markets: 3%
Savings: 2%
Certificates: 7%
Checking: 88%

2013

trust-preferred, U.S. Government agency and instrumentality debentures.

▸ 2014 AND BEYOND

As highlighted above, MetaBank has reason to be optimistic about opportunities in 2014.

- MFG has the capital capacity to fund our growth objectives. Of consideration are new product development and diversification in MPS and organic growth at the Retail Bank. We would also consider strategic acquisition opportunities.
- We will look to optimize our company's low-cost deposits by considering specialized lending in niche markets that are largely ignored or underserved. This, combined with expected robust Retail Bank loan growth, should be an ideal complement to our deposit-gathering franchise and provide a national lending platform for consistent growth and quality.
- Credit quality metrics at the Retail Bank have recently outperformed industry standards and have done so consistently over the years. Meta seeks to optimize risk-adjusted returns through diversification and its choice of loans and investments.
- MPS is an industry leader. Significant investments have been made to build an infrastructure that is prepared to support future growth and diversified products.

▸ OUR TEAM MAKES IT POSSIBLE

At the beginning of fiscal 2014, Brad Hanson was promoted to President of MetaBank and MFG. Meta is fortunate to have Brad's continued leadership as the longstanding President of MPS and a pioneer in the prepaid industry. Along with Mr. Hanson, Glen Herrick, Ira Frericks and Ron Butterfield were promoted to the executive team to add further perspective and insight.

I want to personally thank the board of directors for its continued guidance and support and to extend a special thank you to Mr. E. Thurman Gaskill, who is retiring as the Lead Director and Vice Chairman of the Board of Directors in January 2014. Thurman has been a board member for more than 30 years; his years of service and friendship have been invaluable. Frederick V. Moore will assume the Lead Director and Vice Chairman roles upon Mr. Gaskill's retirement. Mr. Moore has served as a director since 2006 and is President of Buena Vista University in Storm Lake, Iowa. The Board welcomed Douglas J. Hajek, partner with the law firm Davenport, Evans, Hurwitz & Smith, LLP, in Sioux Falls, S.D., in November 2013.

I also want to take this opportunity to express my gratitude to the talented individuals that make Meta such a terrific place to work. I know their passion and expertise are the best in the business and will help Meta achieve more successes in the future.

On behalf of the entire MetaBank team, we appreciate the confidence you entrust in us. We understand that confidence is earned, and we will continue forth with optimism and dedication to realize our mission: promote financial inclusion for everyone.

J. Tyler Haahr
Chairman of the Board and CEO
Dec. 30, 2013

6/7 META FINANCIAL GROUP 2013 SUMMARY ANNUAL REPORT

Investor Information

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will convene at 1 p.m., on Friday, Jan. 27, 2014. The meeting will be held in the Meta Payment Systems building, 5501 South Broadband Lane, Sioux Falls, S.D. Further information with regard to this meeting can be found in the proxy statement.

Independent Auditors

KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, Iowa 50309-2372

Shareholder Services

Shareholders desiring to change the name, address or ownership of stock; to report lost certificates; or to consolidate accounts should contact the corporation's transfer agent:

Registrar & Transfer Company
10 Commerce Drive
Cranford, N.J. 07016
Telephone: 800.368.5948
Email: invrelations@rtco.com
Website: www.rtco.com

Form 10-K

Copies of the company's Annual Report on Form 10-K for the year ended Sept. 30, 2013 (excluding exhibits thereto), may be obtained without charge from Investor Relations.

Investor Relations

Requests for Form 10-K, other inquiries or investor comments are welcome and should be directed to:

Debra Thompson
Senior Executive Assistant
Meta Financial Group
5501 South Broadband Lane
Sioux Falls, S.D. 57108
Telephone: 605.361.4347 or 866.550.6382
Email: invrelations@metabank.com
Website: www.metafinancialgroup.com

Dividend and Stock Market Information

Meta Financial Group's common stock trades on the NASDAQ Global Market® under the symbol "CASH." Quarterly dividends for 2013 and 2012 were $0.13. The price range of the common stock, as reported on the NASDAQ System, was as follows:

	Fiscal Year 2012		Fiscal Year 2013	
	LOW	HIGH	LOW	HIGH
First Quarter	$ 14.14	$ 17.13	$ 22.50	$ 24.90
Second Quarter	15.53	22.00	22.50	26.56
Third Quarter	19.74	21.68	26.00	27.68
Fourth Quarter	19.60	24.78	26.18	38.57

Prices disclose inter-dealer quotations without retail mark-up, mark-down or commissions and do not necessarily represent actual transactions.

Dividend payment decisions are made with consideration of a variety of factors, including earnings, financial condition, market considerations and regulatory restrictions. Restrictions on dividend payments are described in Note 14 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K.

As of Sept. 30, 2013, Meta Financial Group had 6,070,654 shares of common stock outstanding, which were held by approximately 180 stockholders of record, and 318,648 shares subject to outstanding options. The shareholders of record number does not reflect approximately 800 persons or entities that hold their stock in nominee or "street" name.

» Comparison of Cumulative Total Return of Meta Financial Group (NASDAQ symbol: CASH, broad market and industry index)

For five fiscal years commencing Oct. 1, 2008, and ending Sept. 30, 2013



250
200
150
100
50
0
2008
2009
2010
2011
2012
2013
Meta Financial Group, Inc.
NASDAQ Composite Index
Morningstar Group Index¹

Historical stock price performance shown on the graph is not necessarily indicative of future price performance.
[1] Morningstar Savings & Cooperative Banks (approximately 220 companies)

Market Makers for Meta Financial Group (NASDAQ: "CASH") as of Sept. 30, 2013:

- Sandler O'Neill & Partners
- Sterne Agee
- Raymond James
- Morgan Stanley & Co. LLC
- UBS Securities LLC
- Merrill Lynch, Pierce, Fenner
- Credit Suisse Securities USA
- Wedbush Securities Inc.
- Goldman, Sachs & Co.
- Instinet LLC

Board of Directors / Senior Officers BOARD OF DIRECTORS J. Tyler Haahr Chairman of the Board and  Chief Executive Officer, Meta Financial Group and MetaBank Brad C. Hanson President, Meta Financial Group and MetaBank Troy Moore  Executive Vice President Sales and Operations, Meta Financial Group and MetaBank E. Thurman Gaskill Vice Chairman of the Board and Lead Director, Meta Financial Group and MetaBank Iowa State Senator (1998 - 2008) and Grain and Livestock Farming Operation Owner Doug Hajek Partner at Davenport, Evans, Hurwitz & Smith, LLP Frederick V. Moore President of Buena Vista University Rodney G. Muilenburg Retired Dairy Specialist Manager, Purina Mills, Inc.; Retired Consultant, TransOva Genetics Dairy Division and Retired Director of Sales and Marketing,  TransOva Genetics  Jeanne Partlow Retired Chairman of the Board and President, Iowa Savings Bank  SENIOR OFFICERS J. Tyler Haahr Chairman of the Board and  Chief Executive Officer, Meta Financial Group and MetaBank Brad C. Hanson President, Meta Financial Group and MetaBank Ron Butterfield Executive Vice President, Chief Administrative Officer Ira Frericks Executive Vice President, Chief Operating Officer Glen Herrick Executive Vice President, Chief Financial Officer Troy Moore Executive Vice President,Sales and Operations Jim Accordino Senior Vice President, Consumer Experience and Enterprise Quality, Meta Payment Systems Division Michael Conlin Senior Vice President,  Product Management, Meta Payment Systems Division Merid Eshete, CRP Senior Vice President, Chief Risk Officer Debra J. Geister Senior Vice President, BSA / AML Officer John Hagy Senior Vice President, Chief Legal Officer Barbara Koopman Senior Vice President, Retail Bank Operations Troy Larson Senior Vice President, Information Systems David W. Leedom Senior Vice President, Finance Linda Loof Senior Vice President,Partner Services Ellen Moore Senior Vice President, Sales and Marketing Steven G. Patterson Chief Lending Officer and President, MetaBank Central Iowa Market Timothy Peters President, MetaBank Brookings Market Jeanni Stahl Senior Vice President, Chief Compliance Officer Sonja Theisen Senior Vice President, Controller Kathy M. Thorson President, MetaBank Sioux Empire Market Jon W. Wilcke President, MetaBank Northwest Iowa Market META FINANCIAL GROUP 2013 SUMMARY ANNUAL REPORT

Meta Financial Group

META FINANCIAL GROUP
metafinancialgroup.com

Sioux Falls
5501 South Broadband Lane
Sioux Falls, South Dakota 57108
605.361.4347
866.550.6382
605.338.0604 fax

METABANK
metabank.com

>> NORTHWEST IOWA MARKET

Storm Lake Main Office
121 East Fifth Street
P.O. Box 1307
Storm Lake, Iowa 50588
712.732.4117
800.792.6815
712.749.7502 fax

Storm Lake Plaza
1413 North Lake Avenue
P.O. Box 1307
Storm Lake, Iowa 50588
712.732.6655
712.732.7924 fax

>> CENTRAL IOWA MARKET

Central Iowa Main Office
Downtown Des Moines
418 Sixth Avenue, Suite 205
Des Moines, Iowa 50309
515.243.0630
515.447.4242 fax

Highland Park
3624 Sixth Avenue
Des Moines, Iowa 50313
515.288.4866
515.288.3104 fax

Ingersoll
3455 Ingersoll Avenue
Des Moines, Iowa 50312
515.274.9674
515.274.9675 fax

Urbandale
4848 86th Street
Urbandale, Iowa 50322
515.309.9800
515.309.9801 fax

West Des Moines
3448 Westown Parkway
West Des Moines, Iowa 50266
515.226.8474
515.226.8475 fax

>> BROOKINGS MARKET

Brookings Main Office
600 Main Avenue
P.O. Box 98
Brookings, South Dakota 57006
605.692.2314
800.842.7452
605.692.7059 fax

>> SIOUX EMPIRE MARKET

Sioux Falls Main Office
4900 South Western Avenue
Sioux Falls, South Dakota 57108
605.338.0059
605.338.0155 fax

South Minnesota
2500 South Minnesota Avenue
Sioux Falls, South Dakota 57105
605.977.7500
605.977.7501 fax

West 12th Street
2104 West 12th Street
Sioux Falls, South Dakota 57104
605.336.8900
605.336.8901 fax

META PAYMENT SYSTEMS
metapay.com

Sioux Falls
5501 South Broadband Lane
Sioux Falls, South Dakota 57108
605.361.4347
866.550.6382
605.338.0604 fax

metafinancialgroup.com